

15025561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-66892

69014

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/14__ AND ENDING __12/31/14__
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Joseph Stone Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Old Country Road, Suite 610

(No. and Street)

Mineola   NY   11501
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jack Lubitz
                                                      516-994-0743
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weintraub & Associates, LLP

(Name – if individual, state last, first, middle name)

200 Mamaroneck Ave., Suite 502   White Plains   NY   10601
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jack Lubitz _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Stone Capital, LLC _____ , as of December 31, _____, 2014 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
FINOP
Title

_____
Notary Public   3/16/15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JOSEPH STONE CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2014

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Joseph Stone Capital, LLC

We have audited the accompanying financial statements of Joseph Stone Capital, LLC (a Delaware corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Joseph Stone Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Joseph Stone Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements For Brokers and Dealers Pursuant to Rule 15c3-3 and Computation of Net Capital Pursuant to Rule 15c3-1 and Reconciliation of Computation of Net Capital have been subjected to audit procedures performed in conjunction with the audit of Joseph Stone Capital, LLC's financial statements. The supplemental information is the responsibility of Joseph Stone Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
March 13, 2015

JOSEPH STONE CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	
Receivable from clearing firm	$ 73,125
Clearing deposit	176,226
Commission advances	25,000
Prepaid expenses	65,273
	67,366
Total Assets	
	$ 406,990

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	
Commissions payable	$ 4,643
	163,662
Total Liabilities	
	168,305
Member's Equity	
	238,685
Total Liabilities and Member's Equity	
	$ 406,990

See accompanying notes to financial statements.

JOSEPH STONE CAPITAL, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:

Commissions	
Other income	$ 5,186,255
	285,188
Total Revenues	
	5,471,443

Expenses:

Bonus Expense	
Commission expense	176,968
Clearing charges	3,654,404
Execution expenses	226,898
Insurance	48,421
Regulatory fees	29,135
Professional fees	120,509
Customer write off	142,820
Other operating expenses	55,178
	54,536
Total Expenses	
	4,508,869
Net Income	
	$ 962,574

See accompanying notes to financial statements.

JOSEPH STONE CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2014

Balance, January 1, 2014	$ 110,211
Member Distributions	(834,100)
Net Income – January 1, 2014 through December 31, 2014	962.574
Balance, December 31, 2014	$ 238.685

See accompanying notes to financial statements.

JOSEPH STONE CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:

Net Income

$ 962,574

Adjustments to reconcile net income to net cash
used in operating activities:

(Increase) decrease in operating assets:
Receivable from clearing firm
Commission advances   150,852
Prepaid expenses   (34,755)
Loan receivable – parent company   (31,628)
                                                         8,000

Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses
Commissions payable   910
                                                      (188,215)

Total adjustments

(94,836)

Net cash provided by operating activities

867,738

Cash flows from financing activities:
Stockholder Distribution

(834,100)

Net cash used in financing activities

(834,100)

Net increase in cash

33,638

Cash, beginning of period

39,487

Cash, end of period

$ 73,125

See accompanying notes to financial statements.

JOSEPH STONE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

Note (1) - Nature of business:

Joseph Stone Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). SEC approval for the Company to operate as a broker-dealer was effective as of February 26, 2013. The Company engages in retail sales conducted on a fully disclosed agency basis, including buying and selling of stocks, options and mutual funds. The Company clears its securities transactions on a fully disclosed basis with another broker-dealer.

Note (2) – Summary of significant accounting policies:

(A) Revenue recognition:

Commission revenue and related commission expense are recorded on a trade date basis.

(B) Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2014, there were no cash equivalents.

(C) Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(D) Income taxes:

The Company is a limited liability company, and has elected to be treated as a disregarded entity for income tax purposes. Its operating results are included with those of its Parent, and therefore, the Company itself is not subject to U.S. Federal or state income taxes.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. Federal and state income tax audits for all periods subsequent to and including 2011.

JOSEPH STONE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

DECEMBER 31, 2014

Note (2) - Summary of significant accounting policies - cont'd:

(E) Concentration of credit risk:

The Company executes, as an agent, securities transactions on behalf of its customers. If either the customer or counter-party fails to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company, as a non-clearing broker, does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firm.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) Subsequent events evaluation:

Management has evaluated subsequent events through March 13, 2015, the date the financial statements were available to be issued.

Note (3) – Recent accounting pronouncements:

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN48). Originally the interpretation was effective for financial statements issued for fiscal years beginning after December 15, 2007, however the start date was later deferred until December 15, 2008 by the FASB. This pronouncement provides guidance for how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company does not expect the adoption of FIN48 or any other recent accounting pronouncements to have a material effect on its financial statements.

Note (4) - Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $106,046 which exceeded its requirement of $11,220 by $94,826. The Company had a ratio of aggregate indebtedness to net capital of 1.59 to 1 at December 31, 2014.

JOSEPH STONE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
(CONCLUDED)

DECEMBER 31, 2014

Note (4) – Related party transactions:

The Company leases office space from an affiliate that is owned by the same member. Total rent expenses allocated by the affiliate to the Company for the year ended December 31, 2014 was $7,200.

JOSEPH STONE CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

JOSEPH STONE CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 AND RECONCILIATION OF COMPUTATION OF NET CAPITAL

DECEMBER 31, 2014

Computation of Net Capital

Member's capital	$ 238,685
Non-allowable assets:	
Commission advances	65,273
Prepaid expenses	67,366
Total non-allowable assets	132,639
Net capital before haircuts on proprietary positions	106,046
Haircut	-
Net capital	106,046
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $ 168,305	11,220
Excess net capital	$ 94,826
Ratio of aggregate indebtedness to net capital	1.59 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 4,643
Commissions payable	163,662
Total aggregate indebtedness	$ 168,305

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2014):

Net capital, as reported in the Company's Part IIA unaudited FOCUS report	$ 107,908
Adjustment to non-allowable assets	9,552
Adjustment to FOCUS report	(11,414)
Net capital per above	$ 106,046

JOSEPH STONE CAPITAL, LLC

EXEMPTION REPORT

PERIOD JUNE 1, 2014 THROUGH DECEMBER 31, 2014

JOSEPH STONE CAPITAL, LLC

EXEMPTION REPORT

PERIOD JUNE 1, 2014 THROUGH DECEMBER 31, 2014

CONTENTS

Weintraub & Associates, LLP
Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Joseph Stone Capital, LLC

We have reviewed management's statements, included in the accompanying Joseph Stone Capital, LLC's Exemption Report, in which (1) Joseph Stone Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Joseph Stone Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provisions") and (2) Joseph Stone Capital, LLC stated that Joseph Stone Capital, LLC met the identified exemption provisions throughout the period June 1, 2014 through December 31, 2014, without exception. Joseph Stone Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Joseph Stone Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
March 13, 2015



Joseph Stone
C A P I T A L
Member FINRA/SIPC
200 Old Country Road Suite 610
Mineola, NY 11501

Joseph Stone Capital, LLC's Exemption Report

Joseph Stone Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the period June 1, 2014 through December 31, 2014, without exception.

Joseph Stone Capital, LLC

I, _JACK LUBITZ_, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: _FINOP_

March 13, 2015

JOSEPH STONE CAPITAL, LLC

SIPC ANNUAL ASSESSMENT
REQUIRED BY SEC RULE 17a-5

<u>YEAR ENDED DECEMBER 31, 2014</u>

JOSEPH STONE CAPITAL, LLC

SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

<u>YEAR ENDED DECEMBER 31, 2014</u>

<u>CONTENTS</u>

Weintraub & Associates, LLP
Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Member of Joseph Stone Capital, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Joseph Stone Capital, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Joseph Stone Capital, LLC's compliance with the applicable instructions of Form SIPC-7. Joseph Stone Capital, LLC's management is responsible for Joseph Stone Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
March 13, 2015

JOSEPH STONE CAPITAL, LLC
SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES
AND GENERAL ASSESSMENT
FOR THE PERIOD JANUARY 1, 2014 THROUGH DECEMBER 31, 2014

Determination of SIPC Net Operating Revenues:

Total Revenue (FOCUS line 12/Part IIA line 9)	$5,471,441

Additions:

Deductions:
Clearance paid to other SIPC members	(226,899)
Total deductions	(226,899)
SIPC Net Operating Revenues	$ 5,244,542

Determination of General Assessment:

SIPC Net Operating Revenues	$ 5,244,542
General Assessment @ .0025	$ 13,111

Assessment Remittance:

General Assessment	$ 13,111
Less: Payment Made With SIPC-6	(6,044)
Assessment Balance Due Paid March 2015	$ 7,067

Reconciliation with the Company's computation of SIPC Net Operating Revenues for the period January 1, 2014 through December 31, 2014:

SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$ 5,244,542
SIPC Net Operating Revenues as computed above	5,244,542
Difference	$ -